Exhibit (a)(5)(xxxi)

Nine Years Later:

Thousands of Satisfied

Oracle Rdb Customers

[GRAPHIC]

No forced migrations—Oracle delivers

post-acquisition support, innovation, stewardship

When Oracle acquired Rdb from Digital Equipment Corporation in 1994, we promised to focus on quality and stability while enhancing features based on customer demand. With the acquisition, we purchased patented technology, skilled engineers, and access to an important customer base. Nine years later, we’re keeping our promise to thousands of customers worldwide through technical innovation and unwavering support for their mission critical Rdb systems.

Committed to the Future of Rdb

Rdb is nearly 20 years old, yet in just nine years Oracle has developed more than 50 percent of the code base. Our significant enhancements, dedication, support, and resources continue to make Rdb the best choice for high-throughput database applications on OpenVMS systems—everything from cellular phone billing systems and lotteries to major financial exchanges—and satisfied customers like Intracorp prove it.

“I’ve worked with Rdb for more than 16 years. Oracle has maintained the outstanding level of customer support for Rdb that existed before its acquisition, and has continued to develop new features and performance enhancements,” says Ken McGinnis, database administrator for Intracorp, a Philadelphia-based medical management company with more than 20,000 customers.

When Digital sold the Rdb set of database products, the move concerned many Rdb customers. They wanted assurance that their mission-critical resource would be dependable into the next millennium. Thanks to Oracle, Rdb customers have unequivocally received that assurance. After acquiring Rdb, we formed independent Rdb Customer Advisory Councils in four regions—North America, Europe, Japan, and Australia/New Zealand—and then listened closely to what the councils had to say, building innovative features to meet customer demand. Nine years later, these same customers praise our successful management of Rdb’s acquisition and transition, demonstrating our clear grasp of the different customers and markets for Oracle and Rdb.

While the original contract with Rdb called for three years of development and seven years of support, we’ve gone well beyond that agreement, with nine years—and counting—of Rdb development and support. With the acquisition, some 90 percent of Digital Rdb employees chose to stay on with Oracle. In fact, Oracle’s head of technology development, Executive Vice President Charles A. Rozwat, is a former Digital Rdb executive who joined during the acquisition. Most of the development team, which remains in Nashua, New Hampshire, continues to fulfill commitments made to the Rdb customers, including the development of innovative, high-quality features as prioritized by customers and the councils; broadening the Rdb application set; and integrating Rdb with Oracle’s long-term strategies.

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Nine Years Later: Thousands of Satisfied Oracle Rdb Customers

Making Rdb Customers a Priority

The key to our successful Rdb acquisition is simple—keep customers happy by treating them fairly, providing good support and maintenance, and listening to and responding to their needs. One of the ways we listen is through annual Rdb Technical Forums. These Forums are offered at no charge and present a series of sessions conducted by Oracle Rdb engineers and experts, and the Rdb user community.

“We’ve been Rdb customers since 1985, and when Oracle acquired the product in 1994, we were very worried about the future. Our worry was misplaced. Oracle’s process ensures we’re well informed, and Oracle gave Rdb a new lease on life with significant resources for enhancement,” says Chris Barratt, Information Systems Development Manager at Flinders Medical Centre (FMC) in Adelaide South Australia. “We still get the great support we had as a Digital customer. In nearly 10 years, we’ve never felt pressure to migrate to Oracle Database.”

Oracle also adds value to Rdb through support of other Oracle technologies, including Oracle9i Database and Oracle9i Application Server. With this support, Rdb developers and end users are able to use Oracle tools for application development, ad hoc queries, decision support, and internet application deployment.

“We’ve used Rdb since 1992, and our core business—running four online reservation systems with 1,500 users worldwide—hasn’t encountered any major problems. The switch from Digital to Oracle in no way harmed our operations, and Oracle’s product evolution and support continue to be very satisfactory,” says Luc Allemeersch, database administrator for Delight Information Systems, a Belgian service company for the travel and leisure industry.

Nine Years of Successful Rdb Stewardship

While Digital’s sale of Rdb to Oracle was of initial concern to customers, we’ve demonstrated nine years of technical innovation, rock-solid support, and steadfast commitment to Rdb customers. Some say it’s among the most successful software acquisitions the industry has seen—and our customers agree.

“When Digital sold Rdb to Oracle nine years ago, the Rdb community was stunned,” says Dr. Jeff Jalbert of JCC Consulting, which supports a large number of customers running mission critical Rdb applications worldwide. “But instead of being forced to port to some other platform, we’ve continued to receive upgrades to the product. These upgrades have proven critical for our customers to expand their businesses. I believe the sale was a major boon to Rdb customers. A wide range of Oracle and other products such as Developer now talk natively to Rdb databases through a native OCI interface; this never would have happened with Rdb under Digital.”

Today, Oracle still supports more than 2,000 Rdb customers around the world. Without exception, these customers report high satisfaction with their service from Oracle, due to our consistent and expert service, support, and dedication.

“We still get the great

support we had as a

Digital customer.

In nearly 10 years,

we’ve never felt

pressure to migrate

to Oracle Database.”

— Chris Barratt,

Information Systems Development Manager

at Flinders Medical Centre in

Adelaide, South Australia

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